                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2003

                         Commission File Number: 1-13368

                                      POSCO
                 (Translation of registrant's name into English)

                        POSCO Center, 892 Daechi 4-dong,
                        Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [X]       Form 40-F  [__]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [__]             No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____.]

POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1: An English-language translation of documents with respect to increase of the domestic selling price of plate.

EXHIBIT 99.1

                 INCREASE OF THE DOMESTIC SELLING PRICE OF PLATE

POSCO will increase the domestic selling price of plate from Won370,000/ton to Won400,000/ton from June 16, 2003.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       POSCO
                                       (Registrant)



Date  June 3, 2003                     By  Sohn, Yong-Ho
--------------------------------           -------------------------------------
                                           (Signature)*
*Print the name and title under the        Name:  Lee Dong-Hee
signature of the signing officer.          Title: General Manager of Finance
                                                  Management Department